Contact

www.linkedin.com/in/yjlevin
(LinkedIn)
imageshack.us (Company)
jacklevin.com (Company)

Top Skills

Strategy
PHP
JavaScript

Languages

Russian (Native or Bilingual)
English (Native or Bilingual)

Patents

Sharing of digital media on a network
(US7840650)

Jack Levin

Ex-Googler, X1 Labs, Fair Crypto Foundation, Investor (Startups,
Crypto, Stocks, Real estate), Founder & CEO at Nventify Inc, Bio
hacker
Haleiwa, Hawaii, United States

Summary

Ex-Googler #21 (99-05)

<<Currently looking to invest into GameFI Crypto space. Candidates
should have whitepapers, play-to-earn model, established following
or user base.>>

I am Founder and CEO of Nventify Inc. - a company that develops
cloud based software solutions, rapidly becoming part of the cloud
infrastructure stack. Our most recent release is an image processing
engine in a form of an EC2 VM on AWS we call Imagizer Media
Engine. By using Imagizer in your cloud stack you will be able
to optimize, scale, resize and manipulate your visual media at
unprecedented scale and speed. (http://nventify.com)

Previously ('05-'14) I was a CEO and coFounder of ImageShack.com
and yfrog.com; Originally top 20th website in U.S. with 60 million
monthly uniques, and 35 million subscribers. ImageShack had 5
billion images under management and was a key image delivery and
hosting player for MySpace and Twitter (via yfrog.com).

I've met Larry and Sergey of Google in 1999, soon after becoming
one of the early Infrastructure Engineers, overseeing early
partnerships with Netscape, Yahoo, AOL, ASK and many others.

I am an early seed investor, and do about 5 to 10 investments
per year. You can find the current list of the startups I invested in
on Angel List (https://angel.co/jacklevin74). I am well connected
with some well known VC firms such as Sequoia, Bessemer,
NVP, Greylock, NEA, Index Ventures, Kleiner Perkins and LDV
Capital. I am also very well connected with the startup accelerator
communities like 500, YC, Upwest Labs and Angel List.

Experience

X1 Labs
Chief Executive Officer
December 2024 - Present (9 months)
Delaware, United States

Fair Crypto Foundation
Founder
July 2022 - Present (3 years 2 months)

Nventify Inc
Founder and CEO
May 2015 - Present (10 years 4 months)
Los Gatos, California

Nventify Inc is in business of mobile app development as well as cloud based services and solutions that address the needs of early startups as well as established companies.

Nventify's products currently include RainApp Social (http://rainappsocial.com), and Imagizer Media Engine - Cloud based image transformation service (http://imagizer.co)

200 Labs
Angel Investor
January 2015 - July 2025 (10 years 7 months)
San Francisco Bay Area

Makers or Myata and Catnip mobile Apps. Currently a graduate from YC as Chatfuel.

Zero App
Lead Angel Investor
November 2014 - July 2025 (10 years 9 months)

Lead Angel investor. Best practice email client integrating virtual assistant, task management and social media.

http://zeroapp.email/

FirstImpression
Lead Angel Investor
October 2014 - July 2025 (10 years 10 months)

Isreal

Lead Angel investor into FirstImpression.

Peer5

Angel Investor

September 2014 - July 2025 (10 years 11 months)

Isreal

Peer to Peer media delivery and acceleration startup from Israel

GogoCoin

Angel Investor

July 2014 - July 2025 (11 years 1 month)

Five

Angel Investor

July 2014 - July 2025 (11 years 1 month)

Oakland

A place to hang out on the Internet

Oakland · Social Media · Messaging · Chat · Social

https://angel.co/five

Unnyhog

Investor

April 2016 - April 2016 (1 month)

Sunnyvale

Makers of Unnyworld. Great new multiplatform game.

Petcube

Investor

April 2016 - April 2016 (1 month)

Makers of Petcube!

Wakie

Seed round investor

June 2015 - June 2015 (1 month)

ImageShack Corp.

Founder

February 2004 - April 2015 (11 years 3 months)

Strategy, Technical Operations, product development.

angellist
Investor
2010 - 2015 (5 years)

DailyBooth, Inc.
Angel Investor
April 2011 - November 2013 (2 years 8 months)

Google
Senior Network Engineer/Operations Lead/Manager
June 1999 - April 2005 (5 years 11 months)
Mountain View

Grew Netops team from 2 people to 50. Designed and deployed first Google networks. Crawled under the floor with Larry Page at Exodus datacenter.

JT Consulting
Independent IT Consultant
January 1998 - April 1999 (1 year 4 months)

Chromatic Research
Systems Engineer
1997 - 1998 (1 year)

_____

Education

University of Missouri-Columbia
B.S., Computer Science · (1995 - 1997)

University of Missouri-Saint Louis
Computer Science, Computer Science · (1992 - 1995)